Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington DC 20549

June 1, 2016

Re:	8tracks, Inc.
Offering Statement on Form 1-A
File No. 024-10537

Dear Mr. Spirgel:

On behalf of 8tracks, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on June 3, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
·	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Porter

David Porter

CEO and Director

8tracks, Inc.